Exhibit 12

ArvinMeritor, Inc.

Computation of Earnings to Fixed Charges

Nine Months Ended June 30, 2006

Earnings Available for Fixed Charges (A):

Pre-tax income from continuing operations	$82

Less:
Equity in earnings of affiliates, net of dividends	(5)
77
Add fixed charges included in earnings:
Interest expense	101
Interest element of rentals	9
Total	110

Total earnings available for fixed charges:	$187

Fixed Charges (B):
Fixed charges included in earnings	$110
Capitalized interest	—
Total fixed charges	$110

Ratio of Earnings to Fixed Charges	1.7

(A) “Earnings” are defined as pre-tax income from continuing operations, adjusted for undistributed earnings of less than majority owned subsidiaries and fixed charges excluding capitalized interest.

(B) “Fixed charges” are defined as interest on borrowings (whether expensed or capitalized), the portion of rental expense applicable to interest, and amortization of debt issuance costs.